Cadbury Response to EU Commission Announcement

06 Jan 2010

English

In response to the announcement of the EU Commission’s conditional approval of the proposed takeover of Cadbury by Kraft, the Board of Cadbury would like to reiterate its rejection of the Kraft offer as fundamentally undervaluing the company and its prospects and has recommended that shareholders do not accept the offer.  We have great businesses and brands in Poland and Romania, and we are focused on getting a winning start to 2010.

Notes to the editor:

For further detail of Cadbury’s position, please refer to its public statements dated 9 November 2009 and 14 December 2009 and the defence circular dated 14 December 2009, all of which are available at www.cadburyinvestors.com.